UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 14)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267 % of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 14 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement (the “Supplement”), which was filed as Exhibit (a)(1)(A) to Amendment No. 10 to the Schedule TO on August 30, 2005 and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to the mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement was filed as Exhibit (a)(1)(B) to Amendment No. 10 to the Schedule TO on August 30, 2005. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET
     Item 1 of Schedule TO is hereby amended and supplemented by the following information:
     Section I, “Summary of the Offer,” of the Offer Document is hereby amended and supplemented by deleting the eighth sentence of the third paragraph of the response to the question, “How much time do I have to decide whether to tender my registered ordinary shares of Celanese AG?” in the sub-section “Initial Acceptance Period and Subsequent Acceptance Period” and inserting in lieu thereof the following two sentences:
     “On November 30, 2005 we announced the further extension of the subsequent acceptance period to February 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders and the subsequent ongoing review of the fair cash compensation by the applicable German court. Shareholders should note that the subsequent acceptance period may be further extended beyond February 1, 2006 as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).”
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a)(i)-(viii) of Schedule TO is hereby amended and supplemented by the following information:
     On November 30, 2005, the Bidder issued a press release which announced that the subsequent acceptance period of the mandatory offer by Bidder to all Celanese Shareholders to acquire all their Celanese Shares at the offer price of EUR41.92 per Celanese Share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document would be further extended and continue until February 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders and the subsequent ongoing review of the fair cash compensation by the applicable German court.
Shareholders should note that the subsequent acceptance period of the mandatory offer may be further extended beyond February 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).

ITEM 12. EXHIBITS.
     Item 14 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(A)	Press Release of Bidder, dated November 30, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

	By:	/s/ Robert L. Friedman

		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

	By:	/s/ Robert L. Friedman

		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

	By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

		By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

			By:	/s/ Robert L. Friedman

				Name:	Robert L. Friedman
				Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

	By:	/s/ Chinh Chu

		Name:	Chinh Chu
		Title:	Director

CELANESE CORPORATION

	By:	/s/ David N. Weidman

		Name:	David N. Weidman
		Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

	By:	/s/ David N. Weidman

		Name:	David N. Weidman
		Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC

	By:	/s/ David N. Weidman

		Name:	David N. Weidman
		Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	BCP Caylux Holdings Ltd. 1, its general partner

	By:	/s/ Altfried Schrader

		Name:	Altfried Schrader
		Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person